                               -----------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                         TELETOUCH COMMUNICATIONS, INC.
                                (Name of Issuer)

                                    ---------

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    ---------

                                   87951V 10 7
                                 (CUSIP Number)

                             Mr. Robert M. McMurrey
                            1116 North Kilgore Street
                              Kilgore, Texas 75662
                                 (903) 595-8830
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                            Mr. Steven R. Tredennick
                          Bracewell & Patterson, L.L.P.
                        711 Louisiana Street, Suite 2900
                            Houston, Texas 77002-2781
                            Telephone: (713) 221-1459
                               Fax: (713) 222-3236

                                  May 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 --------------

                                  SCHEDULE 13D
================================================================================
CUSIP No.: 87951V 10 7
================================================================================

1        Name of Reporting Person
         Robert M. McMurrey
--------------------------------------------------------------------------------

         Check the Appropriate Box If A Member of a Group
2        (a)    [_]
         (b)    [_]
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds
         PF, WC
--------------------------------------------------------------------------------

         Check Box If Disclosure of Legal Proceedings Is Required
5        Pursuant to Item 2(d) or 2(e)
         [_]
--------------------------------------------------------------------------------

         Citizenship or Place of Organization
6        United States of America
--------------------------------------------------------------------------------

         Sole Voting Power
7        55,166
--------------------------------------------------------------------------------

         Shared Voting Power
8        6,334,307
--------------------------------------------------------------------------------

         Sole Dispositive Power
9        55,166
--------------------------------------------------------------------------------

         Shared Dispositive Power
10       6,334,307
--------------------------------------------------------------------------------

         Aggregate Amount Beneficially Owned by Reporting Person
11       6,389,473
--------------------------------------------------------------------------------

         Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
12       [_]
--------------------------------------------------------------------------------

         Percent of Class Represented by Amount in Row (11)
13       66.3%
--------------------------------------------------------------------------------

         Type of Reporting Person
14       IN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP No.: 87951V 10 7
================================================================================

1      Name of Reporting Person
       TLL Partners, L.L.C.
--------------------------------------------------------------------------------

       Check the Appropriate Box If A Member of a Group
2      (a)    [_]
       (b)    [_]
--------------------------------------------------------------------------------

3      SEC Use Only

--------------------------------------------------------------------------------

4      Source of Funds
       AF, WC
--------------------------------------------------------------------------------

5      Check Box If Disclosure of Legal Proceedings Is Required
       Pursuant to Item 2(d) or 2(e)
       [_]
--------------------------------------------------------------------------------

       Citizenship or Place of Organization
6      Delaware
--------------------------------------------------------------------------------

       Sole Voting Power
7      5,117,641
--------------------------------------------------------------------------------

       Shared Voting Power
8      0
--------------------------------------------------------------------------------

       Sole Dispositive Power
9      5,117,641
--------------------------------------------------------------------------------

       Shared Dispositive Power
10     0
--------------------------------------------------------------------------------

       Aggregate Amount Beneficially Owned by Reporting Person
11     5,117,641
--------------------------------------------------------------------------------

       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
12     [_]
--------------------------------------------------------------------------------

       Percent of Class Represented by Amount in Row (11)
13     53.1%
--------------------------------------------------------------------------------

       Type of Reporting Person
14     OO
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP No.: 87951V 10 7

================================================================================

1        Name of Reporting Person
         Rainbow Resources, Inc.
--------------------------------------------------------------------------------

         Check the Appropriate Box If A Member of a Group
2        (a)      [_]
         (b)      [_]
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds
         WC
--------------------------------------------------------------------------------

         Check Box If Disclosure of Legal Proceedings Is Required
5        Pursuant to Item 2(d) or 2(e)
         [_]
--------------------------------------------------------------------------------

         Citizenship or Place of Organization
6        Texas
--------------------------------------------------------------------------------

         Sole Voting Power
7        1,200,000
--------------------------------------------------------------------------------

         Shared Voting Power
8        0
--------------------------------------------------------------------------------

         Sole Dispositive Power
9        1,200,000
--------------------------------------------------------------------------------

         Shared Dispositive Power
10       0
--------------------------------------------------------------------------------

         Aggregate Amount Beneficially Owned by Reporting Person
11       1,200,000
--------------------------------------------------------------------------------

         Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
12       [_]
--------------------------------------------------------------------------------

         Percent of Class Represented by Amount in Row (11)
13       12.5%
--------------------------------------------------------------------------------

         Type of Reporting Person
14       CO
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP No.: 87951V 10 7
================================================================================

1         Name of Reporting Person
          Progressive Concepts Communications, Inc.
--------------------------------------------------------------------------------

          Check the Appropriate Box If A Member of a Group
2         (a)      [_]
          (b)      [_]
--------------------------------------------------------------------------------

3         SEC Use Only

--------------------------------------------------------------------------------

4         Source of Funds
          WC
--------------------------------------------------------------------------------

          Check Box If Disclosure of Legal Proceedings Is Required
5         Pursuant to Item 2(d) or 2(e)

          [_]
--------------------------------------------------------------------------------

          Citizenship or Place of Organization
6         Delaware
--------------------------------------------------------------------------------

          Sole Voting Power
7         0
--------------------------------------------------------------------------------

          Shared Voting Power
8         5,117,641
--------------------------------------------------------------------------------

          Sole Dispositive Power
9         0
--------------------------------------------------------------------------------

          Shared Dispositive Power
10        5,117,641
--------------------------------------------------------------------------------

          Aggregate Amount Beneficially Owned by Reporting Person
11        5,117,641
--------------------------------------------------------------------------------

          Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
12        [_]
--------- ----------------------------------------------------------------------

          Percent of Class Represented by Amount in Row (11)
13        53.1%
--------------------------------------------------------------------------------

          Type of Reporting Person
14        CO
================================================================================

                            STATEMENT ON SCHEDULE 13D

        This Amendment No. 1 (this "Amended Filing") to the original Statement on Schedule 13D filed with the Securities and Exchange Commission ("Commission") on September 4, 2001 (the "Original Filing") by Robert M. McMurrey a citizen of the United States of America resident in the State of Texas ("McMurrey"), Rainbow Resources, Inc., a Texas corporation ("Rainbow"), and TLL Partners, L.L.C., a Delaware limited liability company ("TLL"), is being filed by: (a) McMurrey; (b) Rainbow; (c) Progressive Concepts Communications Corporation, a Delaware corporation ("PCCI"); and (d) TLL. McMurrey, Rainbow, PCCI and TLL are referred to herein sometimes individually as a "Reporting Person" and collectively as the "Reporting Persons"). This Amended Filing amends and restates in its entirety the Original Filing.

        The Reporting Persons hereby make a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Reporting Persons is given solely by such Reporting Persons, and no Reporting person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signatures on this Amended Filing, each of the Reporting Persons agrees that this Amended Filing is filed on behalf of such Reporting Persons. The Reporting Persons expressly disclaim that they have agreed to act as a Group other than as described in this Amended Filing.

Item 1.  Security and Issuer

        This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Teletouch Communications, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 110 North College, Suite 200, Tyler, Texas 75702.

Item 2.  Identity and Background

        (a) - (c) The name, business address and principal occupation of each Reporting Person are set forth in Schedule I to this Statement on Schedule 13D.

        (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of the Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

        On February 10, 1995, McMurrey filed a statement on Schedule 13G (the "Schedule 13G") reporting that he had acquired 1,800,000 shares of Common Stock (the "RRI

Shares"). Subsequent to the filing of the Schedule 13G, the Issuer effected a three-for-two reverse stock split, and, as a result of such reverse stock split, the RRI Shares currently constitute 1,200,000 shares of Common Stock. The RRI Shares were acquired by virtue of Rainbow's purchase of eighty percent of the stock of Southern Communications, Inc. ("Southern Communications"), the predecessor of the Issuer, prior to the Issuer's initial public offering of securities. Rainbow's acquisition of Southern Communications was funded with working capital. The RRI Shares are deemed to be beneficially owned by virtue of McMurrey's being the sole stockholder of Rainbow.

         McMurrey served as Chief Executive Officer of the Issuer until February, 2000. Pursuant to McMurrey's employment agreement with the Issuer, the Issuer issued to McMurrey options to purchase 16,666 Shares at an exercise price of $0.87 per share of Common Stock. The options are currently exercisable and will expire on August 3, 2005 if not exercised. The shares of Common Stock issuable upon exercise of such options are included in the total shares beneficially owned by McMurrey.

         From September 1, 1999 to the date hereof, McMurrey acquired, in the aggregate, 38,500 shares of Common Stock in open market at prices ranging from $0.16 to $0.875 per share of Common Stock. Such purchases were made with McMurrey's personal funds.

         TLL was formed by McMurrey for the purpose of acquiring the securities of the Issuer. Initially, TLL was capitalized by a loan from McMurrey from his personal funds in the amount of $100,000 (the "TLL Loan"). TLL repaid the TLL Loan in full in connection with McMurrey's agreement to transfer 100% of his interests in TLL to PCCI (the "Transfer Agreement"). The transactions relating to the Transfer Agreement were consummated effective 12:01 a.m. central standard time on May 17, 2002, at which time PCCI became the sole member of TLL.

         On May 17, 2002, TLL consummated the acquisition of certain securities of the Issuer pursuant to the Option and Securities Purchase Agreement, dated as of August 24, 2001 and effective as of August 28, 2001 (the "CIVC Agreement"), entered into by TLL, CIVC Partners I, a Delaware limited partnership ("Partners"), Continental Illinois Venture Corporation, a Delaware corporation ("CIVC") and certain other sellers executing Adoption Agreements related thereto (the "Other Sellers", and together with CIVC and Partners, the "Sellers"). Pursuant to the CIVC Agreement, TLL paid an aggregate of $800,000.00 for the following securities of the Issuer: (a) 295,649 shares of Common Stock; (b) warrants to purchase Common Stock (the "Common Stock Warrants"), which are immediately exercisable for the purchase of 2,660,840 shares of Common Stock;
(c) 13,200 shares of Series A Preferred Stock (the "Series A Shares"), which are convertible from and after August 3, 2003 into approximately 69,591,559 shares of Common Stock; (d) 36,019 shares of Series B Preferred Stock (the "Series B Shares"), which are immediately convertible into 216,114 shares of Common Stock;
(e) warrants to purchase Series B Shares (the "Series B Warrants"), which are immediately exercisable for the purchase of 324,173 Series B Shares (which would upon issuance be immediately convertible into 1,945,038 shares of Common Stock); and (f) 14% Junior Subordinated Promissory Notes of the Issuer in the aggregate principal amount of $13.2 million (the "Issuer Sub-Notes").

         Simultaneously with the consummation of the transactions set forth in the CIVC Agreement, the Company, TLL and GM Holdings, a Tennessee limited liability company

("Holdings"), entered into a Restructuring Agreement, dated May 17, 2002 (the "Restructuring Agreement"), pursuant to which the Company, TLL and Holdings agreed that TLL and Holdings would forgive the entire indebtedness associated with their respective Issuer Sub-Notes in exchange for the agreement by the Company to: (a) issue to TLL 1,000,000 shares of a new Series C Convertible Preferred Stock (the "Series C Shares") of the Issuer that would be convertible into 44,000,000 shares of Common Stock from and after May 17, 2005 in exchange for TLL's (i) Series A Shares, (ii) Series B Shares; and (iii) Series B Warrants; and (b) issue to Holdings warrants (the "Holdings Warrant") to purchase up to 6,000,000 shares of Common Stock from and after May 17, 2005 in exchange for Holdings' (i) Series A Shares, and (ii) Series B Shares. In addition, TLL and Holdings agreed to waive any additional dividends payable on the Series A Preferred on or after May 17, 2002. The issuance of the Series C Shares and the Holdings Warrant in exchange for the securities itemized above are subject to the approval of the stockholders of the Company. Each of McMurrey, Rainbow, TLL and Holdings have agreed to vote their respective shares of Common Stock in favor of such issuance and exchange.

Item 4.  Purpose of the Transaction

       The Reporting Persons beneficially own their shares of Common Stock: (a) for investment purposes; (b) for the exercise of control of the Issuer; and (c) for the purpose of effecting a restructuring of the overall indebtedness of the Issuer in order to improve its financial condition. The Reporting Persons believe that such restructuring with respect to the indebtedness was successful and intend to vote their shares of Common Stock in favor of the transactions described in the last paragraph of Item 3.

       Except as noted herein or as otherwise set forth in Exhibits 1 through 9 hereto, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:

       (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

       (e) any material change in the present capitalization or dividend policy of the Issuer;

       (f) any other material change in the Issuer's business or corporate structure;

       (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (j) any action similar to any of those enumerated above.

       The Reporting Persons reserve the right to modify their present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and to increase or decrease their respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer

       (a) and (b). The number of shares of Common Stock beneficially owned by each Reporting Person and the number of shares of Common Stock as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

The following table sets forth the number of shares of Common Stock owned by the Reporting Persons, in each case as of the date of this Amended Filing:

----------------------------------------------------------------------------------------------------------------
            Reporting Person                                     Shares Beneficially Owned
----------------------------------------------------------------------------------------------------------------
                                             Sole Voting          Shared
                                           and Dispositive      Voting and                         Percentage
                                               Power            Dispositive                            Of
                                                                   Power             Total        Outstanding(4)
----------------------------------------------------------------------------------------------------------------
Robert M. McMurrey                              55,166(1)       6,334,307(2)       6,389,473         66.3%
----------------------------------------------------------------------------------------------------------------
TLL Partners, L.L.C.                         5,117,641(2)               0          5,117,641         53.1%
----------------------------------------------------------------------------------------------------------------
Rainbow Resources, Inc.                      1,200,000                  0          1,200,000         12.5%
----------------------------------------------------------------------------------------------------------------
Progressive Concepts Communications, Inc.    5,117,641(2)               0          5,117,641         53.1%
----------------------------------------------------------------------------------------------------------------

(1) Includes 16,666 shares of Common Stock which McMurrey has the right to acquire within 60 days following the date hereof upon the exercise of employee stock options.
(2) Includes: (a) 2,660,840 shares of Common Stock owned of record by TLL, which has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Common Stock; (b) 216,114 shares of Common Stock owned of record by TLL, which has the right to acquire within 60 days following the date hereof upon the conversion of the Series B Preferred owned by TLL; and (c) 1,945,038 shares of Common Stock owned of record by TLL, which has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Series B Preferred and the conversion of such Series B Preferred into Common Stock; and 1,200,000 shares of Common Stock owned of record by Rainbow. McMurrey disclaims beneficial ownership of these shares.
(3) Includes: (a) 2,660,840 shares of Common Stock which TLL has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Common Stock; (b) 216,114 shares of Common Stock which TLL has the right to acquire within 60 days following the date hereof upon the conversion of the Series B Preferred owned by TLL; and (c) 1,945,038 shares of Common Stock which TLL has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Series B Preferred and the conversion of such Series B Preferred into Common Stock.
(4) For purposes of this calculation, the Company's outstanding shares of Common Stock include: (a) the 4,821,992 shares reflected as outstanding at April 22, 2002 in the Company's Form 10-Q for the period ended March 31, 2002, (b) the 16,666 shares referred to in footnote (1) above; and
         (c) the 4,838,658 shares referred to in footnote (3) above.

         (c) The information set forth in Item 3 is incorporated herein by reference.

         (d) Each Reporting Person has the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported as dispositively held by each such person on the cover pages of this Statement on Schedule 13D. With respect to the shares of Common Stock as to which each Reporting Person disclaims beneficial ownership, other persons have the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock so reported. No such person holds more than five percent of the Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as otherwise referred to in Item 3 and Item 4 of this Statement on
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit No.    Description
-----------    -----------

    1 Restructuring Agreement dated as of May 27, 2002 by and among Teletouch Communications, Inc., TLL Partners, L.L.C. and GM Holdings, Inc., including all exhibits thereto

    2          Joint Filing Agreement

                                   SCHEDULE I

-----------------------------------------------------------------------------------------------
                                     Business Address                Principal Occupation
-----------------------------------------------------------------------------------------------
Robert M. McMurrey             1116 North Kilgore Street            Chairman of Teletouch
                               Kilgore, Texas 75662                 Communications, Inc. and
                                                                    Progressive Concepts
                                                                    Communications, Inc.
-----------------------------------------------------------------------------------------------
Rainbow Resources, Inc.        1116 North Kilgore Street            N/A
                               Kilgore, Texas 75662
-----------------------------------------------------------------------------------------------
TLL Partners, L.L.C.           110 North College, Suite 1111        N/A
                               Tyler, Texas 75702
-----------------------------------------------------------------------------------------------
Progressive Concepts           5718 Airport Freeway                 N/A
Communications, Inc.           Fort Worth, Texas 76117-6035
-----------------------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2002                  Robert M. McMurrey



                                            /s/ Robert M. McMurrey
                                     -------------------------------------------



                                     TLL Partners, L.L.C.


                                     By:    /s/ Robert M. McMurrey
                                        ----------------------------------------
                                            Robert M. McMurrey
                                            President

                                     Rainbow Resources, Inc.


                                     By:    /s/ Robert M. McMurrey
                                        ----------------------------------------
                                            Robert M. McMurrey
                                            President


                                     Progressive Concepts Communications, Inc.


                                     By:    /s/ Robert M. McMurrey
                                        ----------------------------------------
                                            Robert M. McMurrey
                                            Chairman